Exhibit 99.1

For Immediate Release

SBC Communications, LLC Selects MTS as Their MNVE Solution Provider

RA'ANANA, Israel – October 15, 2013 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE) services and Telecommunications Expense Management (TEM) solutions, today announced that it entered into a three year agreement with SBC Communications, LLC, a large U. S. based service provider of internet, cable TV, home phone and wireless services, to provide its cloud and managed services MVNE solution.

The MTS MVNE managed services and cloud solution provides established and new MVNOs like SBC Communications, the ideal service platform to enable a quick market penetration, flexible personalization, and rapid systems integration into any business operation. This allows new MVNOs to focus their efforts on sales and marketing rather than back office technology and complex network integrations. MVNOs can rapidly gain a competitive advantage in the marketplace with MTS’s comprehensive, end-to-end MVNE managed service solution that is specifically designed to align with their business objectives and meet the needs of their target market; regardless of their size, service offerings or business ecosystem.

“SBC Communications has a unique offering in the market with our “Quad Play” portfolio of cable TV, internet, home phone and wireless services,” said Danny Moore, President of the Operations Group at SBC Communications, LLC. “When it came time to select a new MVNE solution, we quickly realized that MTS was the right platform for us based on their existing relationship with our new MNO, their flexibility to handle our hybrid post-paid with a pre-paid reserve business model and their ability to support the billing and customer care functions of all our other services within a single platform.”

MTS’s market leading service platform and state-of-the-art BSS/OSS technology delivers an integrated solution that streamlines how a MVNO service operator manages and supports its customer base, sales distributors and network partners. The MTS MVNE service offering is designed to support adaptable business rules for all the key operational functions of a MVNO including; a full customer care and CRM module, web self-care, customer registration, service provisioning, product catalogue management, point of sale (POS) system, fully featured rating engine, credit limit alerting, flexible billing and invoicing engine, payment and collection processing, partner commission administration, network intelligence and advanced dashboards and analytics.

“We’re very excited to be selected by SBC Communications as their new MVNO partner and look forward to providing them with our proven MVNE solution that will optimize business operations and provide them with a full suite of advanced features and services to help SBC Communications differentiate themselves in the market while also attracting and retaining subscribers,” said Fabio Campagna, Director of Business Development - MVNE at MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS website: http://www.mtsint.com.

About SBC

SBC Communications is a United States telecommunications holding company that provides Cable TV, Internet and Wireless services nationwide. In addition to the SBC brand, the company also offers wireless voice, messaging, and broadband services through its subsidiary under the XO Mobile wireless brand.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts:

MTS

John Venditti

Vice President, Marketing

(800) 745-8725

john.venditti@mtsint.com

SBC Communications, LLC.

Kathy Patrelli

President, Marketing

803.220.1086

Kathy@joinsbc.com

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